Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended
	July 3, 2015	June 27, 2014	June 28, 2013
	(In millions, except ratios)
Earnings:
Income from continuing operations	$334	$539	$462
Plus: Income taxes	143	256	203
Fixed charges	137	101	116
Amortization of capitalized interest	—	—	—
Less: Interest capitalized during the period	(2)	(2)	(1)
Undistributed earnings in equity investments	—	—	—

	$612	$894	$780

Fixed Charges:
Interest expense	$130	$94	$109
Plus: Interest capitalized during the period	2	2	1
Interest portion of rental expense	5	5	6

	$137	$101	$116

Ratio of Earnings to Fixed Charges	4.5	8.9	6.7